UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2024

WINTRUST FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Illinois	001-35077	36-3873352

(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9700 West Higgins Road

Rosemont, Illinois 60018

(Address of principal executive offices)

Registrant’s telephone number, including area code (847) 939-9000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	WTFC	The NASDAQ Global Select Market
Series D Preferred Stock, no par value	WTFCM	The NASDAQ Global Select Market
Series E Preferred Stock, no par value	WTFCP	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously announced, on April 15, 2024, Wintrust Financial Corporation (“Wintrust”) and Macatawa Bank Corporation (“Macatawa”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Macatawa will be merged with and into Leo Subsidiary LLC, a wholly-owned subsidiary of Wintrust (“Merger Sub”), with Merger Sub surviving as a wholly-owned subsidiary of Wintrust (the “Merger”). Promptly after completion of the Merger, or at such other time as Wintrust may determine, it is expected that Merger Sub will be merged with and into, or dissolved by, Wintrust. The Merger Agreement is described in more detail in Wintrust’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2024.

On June 17, 2024, the Board of Governors of the Federal Reserve System approved the Merger. Completion of the Merger remains subject to approval by Macatawa’s shareholders at a meeting to be held on July 31, 2024, as well as the satisfaction of the other customary closing conditions set forth in the Merger Agreement.

Forward-Looking Statements

This document and its exhibits contain forward-looking statements within the meaning of federal securities laws. Forward-looking information can be identified through the use of words such as “intend,” “plan,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “contemplate,” “possible,” “will,” “may,” “should,” “would” and “could.” Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events. Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, and which may include, but are not limited to, those listed below and the Risk Factors discussed under Item 1A of Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2023 and in any of Wintrust’s subsequent SEC filings and Item 1A of Macatawa’s Annual Report on Form 10-K for the year ended December 31, 2023 and in any of Macatawa’s subsequent SEC filings. Wintrust intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Such forward-looking statements may be deemed to include, among other things, statements regarding the outlook and expectations of Wintrust or Macatawa with respect to this planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance and the timing of the closing of the transaction. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, Wintrust does not undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure of Macatawa to obtain shareholder approval, or for either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Wintrust and Macatawa do business, or as a result of other unexpected factors or events;

•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and

•	the outcome of any legal proceedings that may be instituted against Wintrust or Macatawa.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed Merger between Wintrust and Macatawa. In connection with the proposed Merger, Wintrust filed a Registration Statement on Form S-4 with the SEC on May 30, 2024 (as amended on Form S-4/A on June 13, 2024, the “Registration Statement”) and a Prospectus with the SEC on June 18, 2024 (the “Prospectus”). In addition, Macatawa filed a Proxy Statement with the SEC on June 18, 2024 (the “Proxy Statement”). On or about June 18, 2024, Macatawa commenced mailing the Proxy Statement and a proxy card to each Macatawa shareholder entitled to vote at the special meeting relating to the proposed Merger. This communication is not a substitute for the Registration Statement, the Prospectus, the Proxy Statement or any other documents Wintrust or Macatawa has filed or may file with the SEC in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND PROXY STATEMENT REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Proxy Statement and Prospectus, as well as other filings containing information about Wintrust, Macatawa and the proposed transaction may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from Wintrust under the "Investor Relations" section of our website, https://www.wintrust.com/ (which website is not incorporated herein by reference), by clicking the "Investor Relations " link. In addition, investors and security holders may obtain free copies of the documents Wintrust has filed with the SEC by directing a request to Wintrust Financial Corporation, Corporate Secretary, Wintrust Financial Corporation, 9700 West Higgins Road, Suite 800, Rosemont, Illinois 60018 or by phone at (847) 939-9000, and may obtain free copies of the documents Macatawa has filed with the SEC by directing a request to Macatawa Bank Corporation, Attn: Bryan Barker, 10753 Macatawa Drive, Holland, Michigan 49424 or by phone at (616) 494-1448.

Participants in Solicitation

Wintrust, Macatawa and certain of their respective directors, executive officers and other members of management or employees may be deemed to be participants in the solicitation of proxies from Macatawa shareholders in respect of the proposed Merger, as described in the Proxy Statement and Prospectus. Information about the directors and executive officers of Wintrust and their ownership of Wintrust common stock is also set forth in its definitive proxy statement for its 2024 annual meeting of shareholders, which was filed with the SEC on April 4, 2024, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and in subsequent documents filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement and Prospectus regarding the proposed Merger. Free copies of this document may be obtained as described in the preceding paragraph.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINTRUST FINANCIAL CORPORATION
(Registrant)

By:	/s/Kathleen M. Boege
Kathleen M. Boege
Executive Vice President, General Counsel and Corporate Secretary

Date: June 18, 2024